August 25, 2010

DIRECT DIAL: 212.451.2307

EMAIL: JSPINDLER@OLSHANLAW.COM

VIA EDGAR AND UPS

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially filed May 14, 2010, as amended on June 18, 2010, July 15, 2010 and August 6, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated August 20, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. (the “Company”) and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 4 to Form S-1 (“Amendment No. 4”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 4. Our responses are numbered to correspond to your comments.

Prospectus Cover Page

1.	We note your response to prior comment 1. Prior to requesting effectiveness, please provide us with a representation that at no time before filing the registration statement did you offer to sell the securities to Steel Partners within the meaning of Section 5 of the Securities Act.

Response: The Company has included a representation to the United States Securities and Exchange Commission (the “Commission”) in the form of the letter, attached as Exhibit A hereto, which will be provided at the time acceleration is requested. The representation provides that at no time before filing the registration statement did the Company offer to sell the securities being registered under the registration statement to Steel Partners within the meaning of Section 5 of the Securities Act.

August 25, 2010

You may not receive all of the shares, page 16

2.	We note your response to the first bullet of our prior comment 3. If known, please disclose the specific ownership threshold that shareholders currently holding in excess of 1.1 million shares will not be permitted to exceed. Alternatively, if the specific threshold is not currently known but may be derived by a known formula, please disclose the formula.

Response: As disclosed in the prospectus the only shareholder who currently owns more than 1.1 million shares is Steel Partners. The process by which the Company and the Board will use to determine the threshold that neither Steel Partners nor any other shareholder will be permitted to exceed, is as follows:

To calculate the amount of shares a shareholder will be able to acquire in the rights offering as will not jeopardize the Company’s net operating losses and capital loss carryforwards, the Company will first take into account the pro-rata subscriptions by all shareholders and the effect of such on the cumulative ownership increase over the three year testing window. The Company will then measure the difference between the 49.9% threshold and the cumulative ownership change after pro-rata subscriptions to calculate the total increase available without jeopardizing the Company’s tax attributes. This increase will then be translated into number of shares available by dividing by the number of shares which will be outstanding after subscriptions. The available shares will then be distributed proportionately among rights holders who exercised their oversubscription rights based on the number of shares each rights holder subscribed for under their basic subscription rights. This analysis will be performed for any shareholder whose basic subscription or oversubscription results in the shareholder owning greater than 5% of the outstanding stock after subscribing in the offering. As outlined in the “Protection Mechanics” paragraph on page 24, any shareholder with 5% or greater of the outstanding stock after subscription may be required to provide additional information regarding the common stock held by such shareholder, including historic ownership and purchases over the three years prior.

3.	We note your response to the fourth bullet of prior comment 3. Please revise to clearly disclose how the board of directors will determine if a person or group’s ownership endangers the availability of the company’s carry-forwards.

Response: The process for the Board of Directors to determine if a person or group’s ownership endangers the availability of the Company’s carry-forwards is described in Question 2 above.

4.	We refer again to the fourth bullet to prior comment 3 and to the reference to the Rights Agreement in the risk factor added to page 16. To the extent that the Rights Agreement relates to this offering, please revise your prospectus to:

•	disclose the terms of the Rights Agreement and how it relates to investors in this offering, including the “significant penalty” noted in your response; and

August 25, 2010

•

explain how the Rights Agreement applies to this offering, given that (1) the agreement appears to only refer to rights authorized in 2007, and (2) Mellon, the other party to the agreement, does not appear to be involved in this offering.

Alternatively, if the Rights Agreement does not apply to investors in this offering please revise your disclosure on page 16 accordingly.

Response: As the Rights Agreement dated January 22, 2007 does not apply to investors in this offering, the Company has revised its disclosure to remove the reference to the Rights Agreement in the risk factor on page 16 of the prospectus.

Expiration of the rights Offering, page 17

5.	You state throughout the prospectus that you will not extend the rights offering beyond December 15, 2010. However, in this section you disclose that you will not extend the rights offering beyond 90 days from the date that you distribute the rights. Given that the distribution date set forth in the prospectus is September 30, 2010, please reconcile.

Response: The Company will not extend the rights offering beyond December 31, 2010. The disclosure in the section entitled, “The Rights Offering” beginning on page 17 of the prospectus has been revised accordingly.

Protection Mechanics, page 24

6.	We note your response to the second bullet of prior comment 3. Please revise under this heading to clarify in what respects the allocation of shares to holders who have exercised oversubscription rights should be considered pro rata. The allocation of these shares appears to be based on whether, and in what amount, the shareholders have exercised their oversubscription rights.

Response: The Company has revised pages 9 and 24 to remove the reference that the allocation of shares to holders who have exercised oversubscription rights should be considered pro rata. In its place, the Company has provided that shares exercised pursuant to oversubscription rights shall be allocated in proportion to the number of shares that any such shareholder purchased through their basic subscription rights as compared to the number of shares oversubscribed for by the remaining other shareholders who have exercised their basic subscription rights in full.

7.	We note your response to prior comment 5. Please revise to clarify whether the protection mechanics are binding and enforceable against investors in this offering other than as they relate to exercising the rights. In this regard, we note that based on your revised disclosure it appears that shareholders who do not sign the subscription certificate will have different ownership rights than shareholders who do sign the subscription certificate. Prominently disclose the impact of signing the subscription certificate on the rights of your shareholders and add appropriate risk factor disclosure.

August 25, 2010

Response: The Company has revised the prospectus to add prominent disclosure on page 24 of the prospectus that the protection mechanisms are binding and enforceable solely against shareholders who properly execute the subscription certificate and relate solely to the exercise of rights in the offering. The Company has also added a related risk factor on page 16 of the prospectus.

Exhibit 8.1

8.	We reissue prior comment 7 with respect to providing the consent of counsel regarding the discussion of the opinion in the registration statement.

Response: The consent of counsel filed as Exhibit 23.3 and contained in Exhibit 8.1 has been revised to clarify that counsel consents to its reference under the caption “Material United States Federal Income Tax Consequences” in the prospectus contained in the registration statement.

Attached as Exhibit A hereto is a form of the letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter which will be provided to the Commission at the time acceleration is requested.

August 25, 2010

Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 4 to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

Enclosure

cc:	Louis Rambo
John J. Quicke

Exhibit A

DEL GLOBAL TECHNOLOGIES CORP.

100 Pine Aire Drive

Bay Shore, New York 11706

August 25, 2010

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially Filed May 14, 2010, as amended on June 18, 2010, July 15, 2010 and
August 6, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the comment letter (the “Comment Letter”) of the Securities and Exchange Commission (the “Commission”) dated August 20, 2010, with regard to the above-referenced filing. Del Global Technologies Corp. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested by comment 1 of the Comment Letter, we also hereby represent to the Commission that at no time before filing the registration statement did the Company offer to sell the securities being registered under the registration statement to Steel Partners within the meaning of Section 5 of the Securities Act.

DEL GLOBAL TECHNOLOGIES CORP.

By:	/s/ John J. Quicke
Name:	John J. Quicke
Title:	President and Chief Executive Officer